UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C.

 . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                   .
        In the Matter of                           .
                                                   .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No. 70-5015                              .
     ________________                               CERTIFICATE
                                                    PURSUANT TO
     In the Matter of                               RULE 24
                                                   .
SYSTEM FUELS, INC.                                 .
SYSTEM ENERGY RESOURCES, INC.                      .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No.  70-5889                             .
     File No.  70-7574                             .
     File No.  70-7668                             .
     ________________                              .
                                                   .
     In the Matter of                              .
                                                   .
SYSTEM FUELS, INC.                                 .
ENTERGY CORPORATION                                .
                                                   .
     File No.  70-8331                             .
                                                   .
     (Public Utility Holding Company Act of 1935)  .
 . . . . . . . . . . . . . . . . . . . . . . . . . .

Pursuant to Rule 24 promulgated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, modified by request in the application(s) - declaration(s) referenced above, this is to certify that the following transactions were carried out and borrowings made, during the quarter ended March, 1998, pursuant to System Fuels, Inc.'s (SFI) function as a supplier of fuel for the Entergy Corporation Operating Companies (System) in accordance with the terms and conditions of and for the purposes represented in the application(s) - declaration(s), as amended, and pursuant to the Orders of the SEC, indicated below:

70-5015 December 17, 1971 ..................................   I
70-5889 April 28, 1978 .....................................   I
70-7574 January 31, 1989 ...................................  II
70-7668 September 27, 1989 ................................. III
70-8331 March 16, 1994 .....................................  IV

<PAGE

I. File No. 70-5015 and File No. 70-5889 - 1998 Fuel Supply
   Programs

  Expenditures for SFI's fuel program for 1998 during the 1st quarter are indicated below:

                                               Net Expenditures
                                                 (In Thousands)
                                                 1st Quarter
1998 Fuel Supply Program:
1.  Gas and Oil Development
     and Production                              $   5,607
2.  Nuclear Fuel Procurement                           671
3.  Fuel Oil Program                                (9,432)
                                                 ----------
TOTAL EXPENDITURES                                  (3,154)
                                                 ----------
Less funds derived through
   amortization & depreciation
   Charges
  Amortization of Gas & Oil
   Development & Production Costs                        0
  Depreciation & Other
   Amortization                                        (91)
                                                 ----------
TOTAL depreciation & amortization                      (91)
                                                 ----------
Net Expenditures                                    (3,245)

(Increase) decrease in:
   Outside financing                                     -
   System Money Pool borrowings                     (6,862)

TOTAL (increase)decrease                         ----------
  in borrowings                                     (6,862)
                                                 ----------
Increase (decrease) in working
  Capital                                         $ 10,107
                                                 ==========
1.  Gas and Oil Development and
  Production
                                               Net Expenditures
                                                (In Thousands)
                                                 1st Quarter
Gas and Oil Development
and Production                                   $    5,607
                                                 ==========

      Effective July 1, 1996, SFI sold its interest in the properties associated with its Gas and Oil Development and Production Program (the "program").

      During this quarter, SFI had insignificant expenditures relative to the continuing shutdown of this operation. As of March 31, 1998, an additional $5.6 million were distributed to the parent companies of SFI, increasing the total distribution, from this program, to $9.1 million since year-end 1996. Currently, accumulated net proceeds of approximately $350,000 are retained at SFI for the continuing shutdown activities.

      Calculation of the net expenditures (proceeds) from the continuing shutdown activities of the Program, is:

                                               Net Expenditures
                                                 (In Thousands)
                                                 1st Quarter
Sales to non-System parties:
   Natural gas                                    $      -
   Condensate                                            -
   Crude oil                                             -
                                                  ---------
TOTAL                                                    -
Miscellaneous income (including                          -
   sale of assets)                                ---------
TOTAL                                                    -

General and administrative
  expense                                                -
Operating expense                                        7
Interest expense                                         -
Amortization adjustment                                 (7)
                                                  ---------
Net proceeds                                      $      -
                                                  =========
2.  Nuclear Fuel Procurement
   (See Item III)
                                               Net Expenditures
                                                 (In Thousands)
                                                 1st Quarter
Nuclear Fuel Procurement                          $    671
                                                  =========

                                               Net Expenditures
                                                 (In Thousands)
                                                 1st Quarter
Activities during the period:
  Expenditures for nuclear
   materials and processing
   services                                       $   361
  General and administrative
   expense                                            136
  Interest expense                                    782
                                                  -------
TOTAL                                               1,279
Sales of nuclear materials and                    -------
   processing services to
   System companies                                   608
                                                  -------
Net effect on inventory                           $   671
                                                  =======

  During the 1st quarter of 1998, SFI's purchases of nuclear materials and services totaled approximately $1.3 million.

  During   this  reporting  period,  SFI  had  sales  of  nuclear
  materials and services, totaling $608,000.

3.  Fuel Oil Program
    (See Item II)
                                              Net Expenditures
                                                (In Thousands)
                                                 1st Quarter
Fuel Oil Inventory                                $(9,432)
                                                  ========
a)  Fuel Oil Inventory:
                                    Barrels       Book Value
Inventory as of:                        (In Thousands)

   March 31, 1998                   2,073          31,647
   December 31, 1997                2,099          41,079
   September 30, 1997               1,220          23,474
   June 30, 1997                    1,368          27,319
   March 31, 1997                   1,255          26,319

                                      During 1st Quarter
                                        (In Thousands)
                                    Barrels         Value
Sales price per barrel
  to System companies
  excluding period cost:
     #2 Fuel Oil                        25          24.98
     #6 Fuel Oil                     2,508          15.55


SFI has a fuel oil contract with Marathon Oil Company dated April 15, 1982 that was originally scheduled to terminate on December 31, 1996. On January 1, 1994 Marathon breached the contract by refusing to deliver product and on December 29, 1994 SFI filed suit against Marathon in federal court in New Orleans, Louisiana. During the first quarter 1996, SFI and Marathon reached a negotiated settlement to the dispute, and Marathon resumed delivery. However, a different grade of fuel oil was substituted for the fuel oil originally required to be delivered under the contract. Deliveries of the substitute fuel oil began on March 1, 1996 and will continue through February 28, 1999. During the first quarter, SFI purchased 883,701 barrels of Bunker Grade oil from Marathon, and sold this product to a third party for approximately $10.1 million.

4.     Other Items:

   a) As  of  March  31,1998, SFI's outstanding debt  and  Parent
      Companies investment consisted of:

Parent Companies:                       In Thousands
     Common Stock                         $    20
     Notes payable                         34,000
                                          -------
          TOTAL                            34,020
System Money Pool                          62,716
Banks                                           0
                                          -------
TOTAL                                     $96,736
                                          =======

  b)  As  of January 1, 1987, SFI's employees were transferred  to
      Entergy   Services,   Inc.  (Entergy   Services).   Entergy
      Services  bills SFI for labor associated with the operation
      of   continuing  activities  for  SFI  and  other  services
      provided to SFI (financial, legal, administrative, and other activities). For the 1st quarter of 1998, SFI was billed by Entergy Services for the following amounts:

                                                          Total
                         January   February    March     1st Qtr
Cost of service
charged to
Service Requests
established to
track cost of functions
previously performed by
SFI personnel:

  Direct Cost:
   Labor and related
    cost                 $  2,383  $ 3,985   $  4,154   $ 10,522
   Other direct cost        1,066    1,570        856      3,492
  Indirect Cost               445      379        559      1,383
                         --------  -------   --------   --------
        TOTAL               3,894    5,934      5,569     15,397
                         --------  -------   --------   --------
Cost of services
charged to Service
Requests not related
to transfer of SFI
personnel:                 75,345    97,119    96,304    268,768
                         --------  --------  --------   --------
Total cost of services
performed by Entergy
Services                 $ 79,239  $103,053  $101,873   $284,165
                         ========  ========  ========   ========

Amounts billed to
Operating Companies for
the Fuel Oil Program*    $ 38,286  $ 59,933  $ 50,915   $149,134

Charged to Nuclear Fuel
Procurement                40,953    43,120    50,958    135,031
                         --------  -------   --------   --------
TOTAL                    $ 79,239  $103,053  $101,873   $284,165
                         ========  ========  ========   ========


     Charged to the Fuel Oil Program as a component of period costs. Effective January 1, 1998, Fuel Oil Program period costs are recorded by plant, to the extent possible, and direct billed to the operating company that owns the facility where incurred. Costs which cannot be directly associated with a facility or an operating company, continue to be allocated as before. For the 1st quarter of 1998, such Fuel Oil Program period costs were allocated 8.9% to ENTERGY ARKANSAS, INC., 56.1% to ENTERGY LOUISIANA, INC., 25.4% to ENTERGY MISSISSIPPI, INC., and 9.6% to ENTERGY NEW ORLEANS, INC.


   c) As previously reported, the System's fuels planning and procurement administration was reorganized during 1988, redefining the fuels management roles and placing the responsibility for most fuel procurement decisions with Entergy Corporation System Executives.


SFI, utilizing Entergy Services personnel, continues to be responsible for gas and oil production shut down, financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities.

On September 2, 1997, SFI filed an Application-Declaration, on Form U-1, with the SEC, in File No. 70-9103 (the "U-1"). SFI has requested authorization, among other things, for it to function as a supplier of transmission and distribution related equipment and materials for the Entergy Corporation Operating Companies. Also requested, is for Entergy Gulf States, Inc. to acquire an ownership interest in SFI and assume a share of the debt financing for SFI on the same proportionate basis as the other operating companies. The U-1 is pending, and an amendment is forthcoming.

II.  File No 70-7574 Bank of America Agreement

     This financing agreement expired January 31, 1996.


III. File No 70-7668 Yasuda Trust and Banking Co., Ltd. Agreement
     (Yasuda)

      This loan agreement expired September 26, 1997 and was not renewed nor replaced.


IV.  File   No  70-8331  Entergy  Corporation  Revolving   Credit
     Agreement (Entergy)

      As indicated previously, in a filing pursuant to the SEC order dated November 26, 1996, (Release No. 35-26617) in File No.
70-8899, activity pertaining to this loan agreement will be reported by Entergy Services, Inc. under File No. 70-8899.

      IN WITNESS WHEREOF, SFI has caused this certificate to be executed as of the 30th of April 1998.



                                ENTERGY ARKANSAS, INC.
                                ENTERGY LOUISIANA, INC.
                                ENTERGY MISSISSIPPI, INC.
                                ENTERGY NEW ORLEANS, INC.
                                SYSTEM ENERGY RESOURCES, INC.
                                ENTERGY CORPORATION



                                BY:   /s/Naomi A. Nakagama
                                   ------------------------
                                         Naomi A. Nakagama
                                      Senior Vice President-
                                      Finance and Treasurer


                                SYSTEM FUELS, INC.



                                BY:   /s/Naomi A. Nakagama
                                   ------------------------
                                         Naomi A. Nakagama
                                      Senior Vice President-
                                      Finance, Treasurer
                                      And Assistant Secretary